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May 19, 2008

By EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Attention: Jennifer R. Hardy

Legal Branch Chief

Re:	Patrick Industries, Inc.
Registration Statement on Form S-3
File No. 333-146824

Dear Ms. Hardy:

On behalf of our client, Patrick Industries, Inc., an Indiana corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated February 14, 2008, concerning the above-referenced document. For your convenience, the Company’s responses follow the bolded text of the applicable SEC comment. In addition to the responses below, the Company has filed today Amendment No. 4 (“Amendment No. 4”) to its Registration Statement on Form S-3 referenced above. For your convenience, copies of Amendment No. 4 are enclosed and have been marked to show changes from Amendment No. 3 to the Registration Statement on Form S-3 filed on February 13, 2008.

FORM S-3

Recent Developments, page 11

1.

You indicate that based on your operating loss for the fourth quarter of 2007, in combination with the results for the three previous fiscal quarters, your leverage ratio for the four quarters ended December 31, 2007 exceeded the allowable ratio. You also indicate that you have discussed this issue with your lead bank and are in the process of approaching other lenders to amend the credit agreement and for a waiver of this particular covenant. You indicate that you will have a waiver prior to the issuance of your audited financial statements and as a result you have not

Ms. Jennifer R. Hardy

Securities and Exchange Commission

May 19, 2008

reclassified any long-term debt to current liabilities in the balance sheet on page 12. We remind you that it is not appropriate to consider the likelihood of the lender waiving the violation in classifying your debt in the balance sheet presented. Since it appears that your lender has not committed to a waiver as of the expected effectiveness date of your Form S-3, it is virtually certain that you have violated a loan covenant as of December 31, 2007 and this event continues to exist as of the date of your expected S-3 effectiveness, please revise your balance sheet on page 12 to reflect the credit facility as current accordingly. In addition, you also indicate that your senior notes contain cross default provisions that would be triggered as a result of a default in your credit agreement. Please also revise your balance sheet to classify the senior notes as a current liability as well. Alternatively, if you choose to delay effectiveness of your Form S-3 until you receive a waiver from your lenders, you may continue to classify your credit facility and senior note debt as long-term as long as you meet the requirements of EITF 86-30 and your waiver is for a period greater than one year from your balance sheet date.

RESPONSE: On March 19, 2008, the Company and its lenders amended its credit facility, and the lenders waived any event of default resulting from the failure of the Borrowers to comply with Section 6.8(a) of the Credit Agreement for the computation period ended December 31, 2007, so long as the Leverage Ratio as of such date was not greater than 4.2 to 1.0. The Leverage Ratio as of December 31, 2007 was less than 4.2 to 1.0. The Company is not currently in violation of any covenants under its amended Credit Agreement and, therefore, the requested disclosure is not required under the present circumstances. Based on the Company’s operating forecast for 2008, notwithstanding significant changes in market conditions, the Company believes it is probable that it will be in compliance with its debt covenants for 2008.

Risk Factors, page 15

Our recent performance may compromise our ability to comply with the financial covenants in our Credit Facility, page 18

2.

Your current disclosure discusses the violations of your leverage ratio financial covenant and your plan to remedy this violation by obtaining a waiver of this particular covenant from the lender prior to the issuance of your audited financial statements. However, your current disclosure does not discuss the possible implications if a waiver is not obtained. Please revise your risk factor disclosure to discuss the implications to your liquidity, financial position, and operations, if you are unable to obtain a waiver prior to the issuance of your annual financial statements on Form 10-K. Please specifically address how you plan to address any liquidity issues that may arise from a potential default of your credit facility and senior notes.

RESPONSE: As noted in the Company’s response to Question 1, the Company’s lenders waived any event of default resulting from the failure of the Borrowers to comply with

Ms. Jennifer R. Hardy

Securities and Exchange Commission

May 19, 2008

Section 6.8(a) of the Credit Agreement for the computation period ended December 31, 2007 and, therefore, the Company is not in violation of any covenants under its amended Credit Agreement. Based on the Company’s operating forecast for 2008, notwithstanding significant changes in market conditions, the Company believes it is probable that it will be in compliance with its debt covenants for 2008.

In Amendment No. 4, the Company provides the following disclosure with regard to potential future covenant violations:

The terms of our Credit Agreement contain various financial performance and other covenants with which we must remain in compliance. If we do not remain in compliance with these covenants, our Credit Agreement could be terminated and the amounts outstanding thereunder could become immediately due and payable.

The terms of our Credit Agreement contain financial and non-financial covenants that place restrictions on us and our subsidiaries. The terms of this agreement include covenants that allow for a maximum leverage limit and require minimum levels of fixed charge coverage and net worth that, to varying degrees, restrict our ability to:

•	make capital investments;
•	engage in new lines of business;
•	incur indebtedness, contingent liabilities, guarantees, and liens;
•	pay dividends;
•	repurchase common stock;
•	repay subordinated debt;
•	enter into sale and leaseback transactions; and
•	acquire other companies.

If we fail to comply with any of these covenants, the lenders could cause our debt to become due and payable prior to maturity, or it could result in our having to refinance the related indebtedness under unfavorable terms. If our debt were accelerated, our assets might not be sufficient to repay our debt in full. On December 31, 2007, we were in violation of the leverage covenant in our Credit Agreement. We operated under a waiver of this violation until March 19, 2008, at which time the Credit Agreement was amended.

If we do not complete the rights offering to prepay the Senior Notes, reduce borrowings under our credit facility and increase our net worth, we will be at greater risk of violating the covenants of our Credit Agreement.

Ms. Jennifer R. Hardy

Securities and Exchange Commission

May 19, 2008

General

3.

In your Form 10-K for the year ended December 31, 2007, please disclose the specific terms of any waivers received, including what covenant was waived, by which lenders, the length of the waivers and the costs of obtaining such waiver, to the extent applicable.

RESPONSE: The Company provided the requested disclosure, to the extent applicable, in its Form 10-K for the year ended December 31, 2007 filed with the SEC on March 31, 2008. See, e.g., Form 10-K, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation. All of the lenders agreed to the waiver and amendment of the Credit Agreement and the costs of obtaining the waiver and amendment were not material.

* * * * *

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at the number above with any questions or comments.

Sincerely yours,

/s/ Robert A. Schreck, Jr., P.C.

Robert A. Schreck, Jr., P.C.